Exhibit 12(a)

PURCHASE AGREEMENT

BlackRock Funds VI (the “Fund”), a statutory trust under the laws of the State of Delaware, and BlackRock Holdco 2, Inc. (“Holdco 2”), a Delaware corporation, hereby agree as follows:

1. The Fund hereby offers Holdco 2 and Holdco 2 hereby purchases ten shares of each of the Investor A, Investor C, Institutional and Class K classes of shares of the Fund’s BlackRock CoreAlpha Bond Fund (the “Shares”) for $10 per Share. The Fund hereby acknowledges receipt from Holdco 2 of funds in full payment for the foregoing Shares.

2. Holdco 2 represents and warrants to the Fund that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3. “BlackRock Funds VI” and “Trustees of BlackRock Funds VI” refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust dated April 19, 2018, as amended from time to time, which is hereby referred to and a copy of which is on file at the office of the Secretary of State of the State of Delaware and at the principal office of the Fund. The obligations of “BlackRock Funds VI” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Fund personally, but bind only the Trust Property (as defined in the Agreement and Declaration of Trust), and all persons dealing with any class of shares of the Fund must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Fund.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the    day of            , 2018.

BLACKROCK FUNDS VI

By:
Name:
Title:

BLACKROCK HOLDCO 2, INC.

By:
Name:
Title: